SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

July 25, 2007
MAXCOM TELECOMUNICACIONES SECOND QUARTER 2007
UNAUDITED RESULTS
•	2Q07 Revenues of Ps$561.2 million increased 39% from 2Q06 and 9% from 1Q07

•	Adjusted EBITDA[1] was Ps$160.8 million in the quarter, 49% more than 2Q06 and 12% over 1Q07

•	EBITDA of Ps$157.4 million increased 46% from 2Q06 and 11% from 1Q07

•	Lines in service at 299,744 increased 26% from 2Q06 and 6% from 1Q07

•	Total customers (voice and data) at 207,309 grew 19% from 2Q06 and 4% from 1Q07
LINES:
The number of voice lines in service at the end of 2Q07 increased 26% to 299,744 lines, from 237,179 lines at the end of 2Q06, and 6% when compared to 283,139 lines in service at the end of 1Q07.
During 2Q07, 30,710 new voice lines were installed, 21% higher than 25,305 lines installed during 2Q06. When compared to 1Q07, the number of installations increased 13% from 27,196 lines.
During the quarter, the monthly churn rate for voice lines was 1.6%, the same as the 1.6% monthly average churn experienced during 2Q06, and lower than the 1.7% churn rate in 1Q07.
Data equivalent lines (at 64Kbps) increased 79% to 61,586 at the end of 2Q07 from 34,413 at the end of 2Q06, and 17% when compared to 52,622 equivalent lines at the end of 1Q07.
CUSTOMERS:
Total customers (voice and data) grew 19% to 207,309 at the end of 2Q07, from 174,099 at the end of 2Q06, and 4% when compared to 198,994 customers at the end of 1Q07.
REVENUES:
Revenues during 2Q07 increased 39% to Ps$561.2 million, from Ps$402.7 million reported in 2Q06. Voice revenues in the quarter increased 35% to Ps$435.9 million, from Ps$322.3 million during 2Q06, and were primarily driven by a 28% increase in voice lines and an increase in average revenues per line (ARPU), mainly as a result of higher public telephony services. Data revenues in 2Q07 were Ps$25.2 million, a 66% increase when compared to Ps$15.2 million in 2Q06. Wholesale revenues in 2Q07 were Ps$100.2 million, a 54% increase when compared to Ps$65.2 million recorded in 2Q06.
2Q07 revenues represented a 9% increase from the Ps$514.3 million reported in 1Q07. Voice revenues in 2Q07 increased 15% from Ps$378.0 million in 1Q07, while data revenues increased to Ps$25.2 million, and were 11% higher than those reported in 1Q07 at Ps$22.6 million. During 2Q07, revenues from Wholesale customers decreased 12% from Ps$113.7 million recorded in 1Q07.
COST OF NETWORK OPERATIONS:
Cost of Network Operations in 2Q07 was Ps$238.5 million, 57% above the cost of Ps$151.6 million in 2Q06. With outbound traffic decreasing 13%, the cost per minute increased as a result of higher operating costs in our public phones and higher long distance termination charges, and higher calls to cellular phones. The Ps$86.9 million increase in the Cost of Network Operations was generated by: (i) Ps$81.1 million, or 68% increase in network operating services, as a result of Ps$24.7 million higher long distance interconnection fees, Ps$22.0

1 We define Adjusted EBITDA as net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses, special items, tax and stock option plan expense. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges. Adjusted EBITDA is not a recognized financial measure under Mexican GAAP or U.S. GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activity as a measure of liquidity. We believe Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of stock option plan expense, which is a non-cash compensation item. You should review EBITDA and Adjusted EBITDA, along with consolidated financial statements, when trying to understand our operating performance. However, companies define EBITDA and Adjusted EBITDA in different ways and caution must be used in comparing these measurements to other companies.

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July 25, 2007
million higher calling party pays interconnection fees, Ps$21.6 million higher cost of operation of public telephones, Ps$11.6 million higher leases of circuits and ports, Ps$1.1 million increase in other services costs, such as CATV and cellular operations and Ps$0.1 higher Internet services costs; (ii) Ps$5.5 million, or 20% increase in technical expenses; and (iii) Ps$0.3 million, or 7%, increase in installation expenses and cost of disconnected lines.
Cost of Network Operations increased 9% quarter over quarter when compared to Ps$218.0 million in 1Q07. The Ps$20.5 million increase in Cost of Network Operations was generated by: (i) Ps$18.0 million, or 10% increase in Network operating services, as a result of Ps$22.1 million higher calling party pays interconnection fees, Ps$12.3 million higher cost of operation of public telephones, and Ps$0.2 million higher Internet services costs. These increases were partially offset by Ps$16.0 million lower long distance interconnection fees, Ps$0.5 million lower leases of circuits and ports and Ps$0.08 million lower other services cost, such as CATV and cellular operations; (ii) Ps$1.3 million, or 4%, increase in technical expenses; and, (iii) Ps$1.2 million, or 33%, increase in installation expenses and cost of disconnected lines.
SG&A:
SG&A expenses were Ps$165.4 million in 2Q07, 15% above Ps$143.2 million in 2Q06. The Ps$22.1 million increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$7.1 million as a result of larger headcount; (ii) Ps$5.8 million higher advertising and promotion expenses; (iii) higher external advisors expenses of Ps$3.5 million; (iv) Ps$3.4 million higher compensation charge related to stock options plans; (v) higher bad debt reserve of Ps$1.3 million; (vi) Ps$0.8 million higher sales commissions; (vii) higher maintenance expenses of Ps$0.5 million. These increases were partially offset by Ps$0.3 million lower general and corporate expenses.
When comparing to 1Q07, SG&A expenses in 2Q07 increased 7% from Ps$155.0 million. The Ps$10.4 million increase was generated by: (i) higher salaries, wages and benefits of Ps$13.7 million; (ii) higher general and corporate expenses of Ps$3.5 million; (iii) Ps$1.3 million higher advertising and promotion expenses; and (iv) higher compensation charge related to stock options plans of Ps$1.0 million. These increases were partially offset by: (i) Ps$7.2 million lower external advisors expenses, and (ii) lower bad debt reserve of Ps$1.8 million.
SG&A expenses in 2Q07, before the effect of the non-cash stock option compensation charge, were Ps$161.9 million, 13% more than Ps$143.2 million in 2Q06, and 6% above Ps$152.6 million in 1Q07.
Adjusted EBITDA:
Adjusted EBITDA for 2Q07 was Ps$160.8 million, 49% higher than Ps$107.9 million in 2Q06, and 12% higher than Ps$143.7 million in 1Q07.
EBITDA:
EBITDA for 2Q07 was Ps$157.4 million, 46% higher than Ps$107.9 million in 2Q06, and 11% higher than Ps$141.3 million in 1Q07.
OPERATING INCOME:
Operating income for 2Q07 was Ps$54.3 million, 46% higher than Ps$37.3 million in 2Q06, and 1% higher than Ps$54.0 million in 1Q07.
CAPITAL EXPENDITURES:
Capital expenditures in 2Q07 totaled Ps$388.5 million, 67% above Ps$233.2 million recorded in 2Q06, and 84% more than Ps$211.2 million spent in 1Q07.

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July 25, 2007
CASH POSITION:
Maxcom’s cash position at the end of 2Q07 was Ps$155.5 million in cash and temporary investments, including Ps$2.7 million in restricted cash, compared to Ps$74.4 million at the end of 2Q06, which included Ps$ 14.4 million in restricted cash. Cash and temporary investments at the end of 1Q07 were Ps$763.0 million, including Ps$3.1 million in restricted cash.
FINANCING:
On April 2, 2007 Maxcom repaid, at maturity date, US$11.6 million of 13 3/4 B series bonds. On May 16, 2007 Maxcom also repaid a Ps$150.0 million short term commercial paper program issued in Mexico. The notes had an interest rate equal to the Inter-banking Equilibrium Interest Rate (TIIE) plus 230 basis points.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com	Lucia Domville New York City, NY (646) 284-9416 ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

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July 25, 2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
In thousands of Mexican pesos (“Ps”) in purchasing power as of June 30, 2007 and thousands of U.S. dollars (“$”)

	June 30, 2006			March 31, 2007			June 30, 2007
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	60,067	$5,566	Ps	759,835	$70,403	Ps	152,832	$14,161
Restricted Cash		—	—		3,143	291		2,700	250

		60,067	5,566		762,978	70,694		155,532	14,411
Accounts receivable:
Customers, net of allowance		246,445	22,835		377,594	34,986		430,882	39,924
Value added tax refundable		65,278	6,048		140,544	13,022		189,489	17,557
Other sundry debtors		17,654	1,636		65,799	6,098		61,590	5,706

		329,377	30,519		583,937	54,106		681,961	63,187
Inventory		33,227	3,079		33,782	3,130		32,857	3,044
Prepaid expenses		86,908	8,052		65,696	6,087		53,886	4,993

Total current assets		509,579	47,216		1,446,393	134,017		924,236	85,635
Restricted Cash Long Term		14,350	1,330		—	—		—	—
Frequency rights, Net		88,387	8,190		83,785	7,763		81,869	7,586
Telephone network systems & Equipment, Net		2,520,861	233,573		3,196,736	296,197		3,552,660	329,176
Pre-operating expenses, Net		111,446	10,326		87,857	8,140		76,194	7,060
Intangible Assets, Net		300,975	27,887		334,367	30,981		318,035	29,468
Retirement obligations		15,378	1,425		14,482	1,342		14,522	1,346
Deposits		5,281	489		5,037	467		5,309	492
Other assets		10,147	940		12,526	1,162		15,631	1,450

Total assets	Ps	3,576,404	$331,376	Ps	5,181,183	$480,069	Ps	4,988,456	$462,213

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		172,956	16,025		507,824	47,053		641,875	59,474
Bank Financing		116,055	10,753		—	—		—	—
Senior notes, net		197,886	18,335		127,721	11,834		—	—
Notes payables		174,066	16,128		12,995	1,204		10,066	933
Commercial paper		157,436	14,587		149,582	13,860		—	—
Customers deposits		1,547	143		1,563	145		1,476	137
Payroll and other taxes payable		21,120	1,957		26,733	2,477		34,154	3,165

Total current liabilities		841,066	77,928		826,418	76,573		687,571	63,709
LONG-TERM LIABILITIES:
Senior notes, net		439,546	40,727		2,003,148	185,604		1,897,808	175,843
Bank Financing		49,512	4,588		—	—		—	—
Notes payable		298,505	27,658		11,339	1,051		10,746	996
Other accounts payable		25,239	2,339		25,585	2,371		25,060	2,322
Deferred taxes		56,511	5,236		85,489	7,921		77,519	7,183
Pensions and Postretirement Obligations		19,547	1,811		22,312	2,067		23,763	2,202
Other long term liabilities		—	—		9,529	883		9,556	885
Hedging Valuation		13,014	1,206		4,178	387		4,441	411

Total liabilities	Ps	1,742,940	$161,493	Ps	2,987,998	$276,857	Ps	2,736,464	$253,551

SHAREHOLDERS’ EQUITY
Capital stock		2,872,467	266,152		3,226,227	298,930		3,226,227	298,930
Premium on capital stock		229,854	21,297		247,713	22,952		251,227	23,278
Accumulated deficit		(1,235,373)	(114,465)		(1,263,744)	(117,094)		(1,256,515)	(116,423)
Net loss for the period		(33,484)	(3,101)		(17,011)	(1,576)		31,053	2,877

Total shareholders’ equity (deficit)	Ps	1,833,464	$169,883	Ps	2,193,185	$203,212	Ps	2,251,992	$208,662

Total liabilities and equity	Ps	3,576,404	$331,376	Ps	5,181,183	$480,069	Ps	4,988,456	$462,213

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of June 30, 2007 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.7926 per US$1.00.

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July 25, 2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2006 AND 2007 QUARTERLY PERIODS
In thousands of Mexican pesos (“Ps”) in purchasing power as of June 30, 2007 and thousands of U.S. dollars (“$”)

	April 1 to				January 1 to				April 1 to
	June 30, 2006				March 31, 2007				June 30, 2007
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		322,348	29,867	80%		377,994	35,023	74%		435,895	40,389	78%
Data		15,155	1,404	4%		22,604	2,094	4%		25,150	2,331	4%
Wholesale		65,198	6,041	16%		113,663	10,532	22%		100,201	9,284	18%

TOTAL REVENUES	Ps	402,701	$37,312	100%	Ps	514,261	$47,649	100%	Ps	561,246	$52,004	100%
Network operating services		119,343	11,058	30%		182,428	16,903	35%		200,430	18,571	36%
Technical expenses		27,589	2,556	7%		31,824	2,949	6%		33,084	3,065	6%
Installation expenses		4,652	431	1%		3,736	346	1%		4,969	461	1%

Cost of Network Operation		151,584	14,045	38%		217,988	20,198	42%		238,483	22,097	42%

GROSS PROFIT		251,117	23,267	62%		296,273	27,451	58%		322,763	29,907	58%

SG&A		143,243	13,272	36%		154,939	14,356	30%		165,371	15,323	29%

EBITDA		107,874	9,995	27%		141,334	13,095	27%		157,392	14,584	28%

Depreciation and amortization		70,616	6,543			87,298	8,089			103,047	9,548

Operating Income (Loss)		37,258	3,452			54,036	5,006			54,345	5,036
Comprehensive (Income) Cost of Financing:
*Interest expense		28,967	2,684			63,162	5,852			48,777	4,520
**Interest (income) loss, net		(2,102)	(195)			(11,123)	(1,031)			(10,705)	(991)
Special item		—	—			—	—			—	—
Exchange (income) loss, net		19,003	1,761			21,810	2,021			(40,240)	(3,729)
Gain on net monetary position		977	91			(11,192)	(1,037)			5,862	543

		46,845	4,341			62,657	5,805			3,694	343

Other (income) expense		(628)	(58)			(508)	(47)			3,285	304

INCOME (LOSS) BEFORE TAXES		(8,959)	(831)			(8,113)	(752)			47,366	4,389

Provisions for:
Asset Tax		—	—			8,898	824			5,465	507
Income Tax & Profit Sharing		24,987	2,315			—	—			(6,163)	(571)

Total Provisions		24,987	2,315			8,898	824			(698)	(64)

NET INCOME (LOSS)	Ps	(33,946)	$(3,146)		Ps	(17,011)	$(1,576)		Ps	48,064	$4,453

*Adjusted EBITDA		107,874	9,995	27%		143,701	13,315	28%		160,839	14,903	29%
NOTES TO FINANCIAL STATEMENTS:
*Interest related to Senior Notes, Banks and Vendor Financing
**Interest Income net
Financial statements are reported in period-end pesos as of June 30, 2007 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.7926 per US$1.00.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: July 25, 2007		Title:	General Counsel